Exhibit 99.1

Distribution Agreement with Micro-Tech Endoscopy USA Represents Significant Milestone for Medigus to Enter U.S. Market

OMER, Israel, August 1, 2018 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced an exclusive distribution agreement for its Medigus Ultrasonic Surgical Endostapler (MUSE™) system in the U.S. with Micro-Tech Endoscopy USA, Inc., a leading global manufacturer of GI endoscopy disposables and non-vascular stents, and wholly – owned subsidiary of Micro-Tech (Nanjing) Co. Ltd. The new commercialization agreement takes effect immediately for an initial term of three years with annual increases in minimum purchases for the first seven years. Medigus also has an exclusive distribution agreement with Micro-Tech Europe for the MUSE™ system in Germany.

The MUSE™ procedure, currently covered under a CMS Category I CPT® Code of 43210 for Transoral Fundoplication (TF) procedures, took effect in 2016, with updated coding and payment information posted by the Federal Register in January of 2018. This update, which includes a 93% facility payment increase over the prior APC classification, will benefit the U.S. launch of the MUSE™ system from a reimbursement standpoint.

“This agreement is consistent with our strategy to commercialize our innovative products in targeted markets”, said Chris Rowland, CEO of Medigus. “Medigus is pleased to add Micro-Tech Endoscopy USA, Inc. to our distribution team, and are looking forward to broadening MUSE™ availability through its very capable U.S. sales organization. This agreement is an organic extension of the strong relationship we already have with Micro-Tech Europe - we are delighted that Micro-Tech recognizes the quality and innovation of our products.”

“We look forward to offering our customers Medigus’ outstanding product solutions”, said Chris Li, President of Micro-Tech Endoscopy USA. “The addition of MUSE™ to our growing portfolio supports our goal of arming our team with cutting-edge products that provide better outcomes and value to healthcare providers and patients.”

The MUSE™ system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication – the procedure intended to treat the anatomical cause of GERD, commonly referred to as acid reflux.

Those who experience symptoms such as heartburn or regurgitation twice a week or more, may be at risk for persistent GERD.

For more information, please visit www.medigus.com or www.RefluxHelp.com.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

About Micro-Tech Endoscopy USA

Micro-Tech is a leading global manufacturer of GI endoscopy disposables (biopsy forceps, snares, injection needles, hemoclips, balloons and other accessories) and non-vascular stents. Established in 2000 in Nanjing, China, Micro-Tech manufactures and sells its products to healthcare providers throughout the world. In 2015, Micro-Tech entered the US market and quickly grew its customer base offering exceptional solutions and innovative technologies such as the SureClip®.  To learn more about the company, please visit www.mtendoscopy.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

John Guerriero

Lazar Partners Ltd.

646-871-8492

jguerriero@lazarpartners.com